Filed by Linde PLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

Commission File No. for Registration Statement on Form S-4: 333-218485

October 16, 2017

– CONVENIENCE TRANSLATION –

Linde Public Limited Company

Guildford, United Kingdom

Announcement regarding the fulfilment of closing conditions

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

On August 15, 2017, Linde Public Limited Company, Guildford, United Kingdom (the “Bidder”), published the offer document (the “Offer Document”) for its voluntary public takeover offer in the form of an exchange offer (the “Exchange Offer”) to the shareholders of Linde Aktiengesellschaft, Munich, Germany (“Linde AG”), regarding the acquisition of all ordinary bearer shares without par value of Linde AG (ISIN DE0006483001 (WKN 648300)) (the “Linde Shares”) for a consideration of 1.540 shares of the Bidder (ISIN IE00BZ12WP82) for each Linde Share. The acceptance period for the Exchange Offer will expire on October 24, 2017 at 24:00 hours (midnight) (CET), unless extended pursuant to the provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz).

In accordance with Section 12.1 of the Offer Document, the Exchange Offer and the agreements which come into existence as a result of accepting the Exchange Offer will only be settled if the closing conditions set out in Sections 12.1.1 to 12.1.7 of the Offer Document have been satisfied or effectively waived by the Bidder before the non-satisfaction of the respective closing condition.

On October 13, 2017, the business combination between Linde AG and Praxair, Inc. has been approved unconditionally by the Federal Antimonopoly Service of the Russian Federation. Therefore, the closing condition pursuant to Section 12.1.2(1)(i)(g) (Regulatory Condition – Russia) has been satisfied.

The fulfillment of the closing condition pursuant to Section 12.1.4 (“Praxair Requisite Vote Condition”) has already been announced by the Bidder on September 28, 2017.

The Exchange Offer is still subject to the closing conditions set out in Sections 12.1.1 to 12.1.2 (except Russia), Section 12.1.3 and Sections 12.1.5 to 12.1.7 of the Offer Document.

Guildford, United Kingdom, October 16, 2017

Linde Public Limited Company

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde Aktiengesellschaft (“Linde”), Linde Public Limited Company (“Linde plc”) has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.